

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2022

Hunter Horsley
President
Bitwise 10 Crypto Index Fund
400 Montgomery Street, Suite 600
San Francisco, CA 94111

> **Re: Bitwise 10 Crypto Index Fund**
> **Registration Statement on Form 10**
> **Filed April 23, 2021**
> **File No. 000-56270**

Dear Mr. Horsley:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance